UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42373

Gelteq Limited

(Registrant’s Name)

Level 19

644 Chapel Street

South Yarra VIC, 3141
Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 26, 2026, Gelteq Limited (the “Company”) published and made available to its shareholders the Notice of Special Meeting and Explanatory Statement (the “Notice”) in connection with a Special Meeting of the Shareholders to be held on June 19, 2026, which is furnished herewith as Exhibit 99.1.

The information contained in this report on Form 6-K, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Meeting and Explanatory Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gelteq Limited

By:	/s/ Nathan Givoni
Name:	Nathan Givoni
Title:	Chief Executive Officer

Date: June 2, 2026

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